

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Shelly M. Chadwick
Vice President, Finance and Chief Financial Officer
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, Ohio 44124

      Re: Materion Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 15, 2024
           Form 8-K Furnished October 30, 2024
           File No. 001-15885

Dear Shelly M. Chadwick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.   We note that you present and discuss gross margin as a percentage of non-GAAP value-added sales within the table on page 21 and the related narrative on page 22. Please present and discuss gross margin on a GAAP basis using consolidated net sales and ensure you present the comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations ("Non-GAAP C&DIs"). Please also apply the nature of this comment to your press releases furnished under Item 2.02 of Form 8-K, such as for the consolidated and segment measures presented within Attachments 5 and 7 of the Form 8-K furnished October 30, 2024.

Financial Position, page 26

2.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Note B - Segment Reporting and Geographic Information, page 50

3.   Please address the following comments related to your segment disclosures:

   •   As required by ASC 280-10-50-20, provide segment disclosures for each period for which an income statement is presented, unless explicitly exempted.

   •   Pursuant to ASC 280-10-50-22 and 280-10-50-30(c), present total assets for each reportable segment and a reconciliation of such totals to consolidated assets or explain to us why the requirement is not applicable.

4.   We note your disclosure that one customer accounted for approximately 10% of your net sales for fiscal year 2023. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customer pursuant to ASC 280-10-50-42.

Form 8-K Furnished October 30, 2024
Exhibit 99.1, page 9

5.   We note that your non-GAAP measures include adjustments for "restructuring and cost reduction," "Electronic Materials inventory adjustment," "business transformation costs," and "additional start up resources and scrap." Please explain to us in sufficient detail the nature of all items included in each adjustment. Explain how you concluded each cost is not a normal, recurring, cash operating expense of your business and why

eliminating it within your non-GAAP financial measures is meaningful and appropriate. Refer to Question 100.01 of the Non-GAAP C&DIs.

6. We note you present and discuss adjusted EBITDA margin in a "Business Highlights" bullet before you present and discuss the most directly comparable GAAP measure. Please ensure you present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DI's.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing